UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (RULE 13D-101)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
(Amendment No.  1)*

Granite City Food & Brewery Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

38724Q 10 7

(CUSIP Number)

Eugene E. McGowan

2329 N. Career Avenue, Suite 219

Sioux Falls, South Dakota 57107

(605) 335-2709

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Granite Partners, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 185,343*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 185,343*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 185,343*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.6%

14.	Type of Reporting Person (See Instructions) OO

*Includes shares 15,128 shares, as well as 170,215 shares purchasable pursuant to the exercise of warrants in connection with such shares.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eugene E. McGowan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 195,252*

	8.	Shared Voting Power 185,343**

	9.	Sole Dispositive Power 195,252*

	10.	Shared Dispositive Power 185,343**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 380,595***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) IN

*Includes 30,000 shares purchasable pursuant to the exercise of options.

**Includes 170,215 shares purchasable by Granite Partners, L.L.C. pursuant to the exercise of warrants and 15,128 shares owned by Granite Partners, L.L.C.

***Includes 165,252 shares owned by Eugene E. McGowan, 30,000 shares purchasable by Eugene E. McGowan pursuant to the exercise of options, 170,215 shares purchasable by Granite Partners, L.L.C. pursuant to the exercise of warrants and 15,128 shares owned by Granite Partners, L.L.C.

Item 1.	Security and Issuer

Granite Partners, L.L.C. (“Reporting Person”) hereby amends its statement on Schedule D (the “Schedule D”) originally filed with the SEC on October 1, 2004, with respect to its beneficial ownership of shares of common stock, par value $0.01 per share (“Common Stock”), of Granite City Food & Brewery Ltd., a Minnesota corporation (the “Issuer”).  Items 2, 3 and 5 of the Schedule 13D are hereby amended and restated.

Item 2.	Identity and Background
(a) This Schedule 13D is being filed by Granite Partners, L.L.C., a South Dakota Limited Liability Company (the “Reporting Person”). The Reporting Person was organized to invest in Issuer.
(b) The business address of the Reporting Person is 2329 N. Career Avenue, Suite 219, Sioux Falls, South Dakota, 57107.

(c)   Eugene E. McGowan, the Managing Member of the Reporting Person, exercises control over the Reporting Person.  Mr. McGowan is an individual engaged in the business of management and his address is 2329 N. Career Avenue, Suite 219, Sioux Falls, South Dakota 57107.

(d)   During the last five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, Eugene E. McGowan, has been convicted in a criminal (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, neither the Reporting Person nor, to the best of the  Reporting Person’s knowledge, Eugene E. McGowan, has be Reporting Person’s knowledge, Eugene E. McGowan, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Eugene E. McGowan is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

Source of Funds ($1,383,000) for this acquisition was from the members of Reporting Persons through a loan from CorTrust Bank NA, a copy of which is attached hereto as Exhibit B.  The Reporting Person conducted a private placement offering of securities of Granite Partners, L.L.C. to repay the loan on January 11, 2005.

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a)   As of the date hereof, the Reporting Person beneficially owns 1.6% of the Common Stock of the Issuer, or 185,343 shares, which consists of i) 15,128 shares of Common Stock and ii) 170,215 shares purchasable pursuant to the exercise of Common Stock Warrants. As of the date hereof, Eugene E. McGowan, the Managing Member of the Reporting Person, owns 380,595 shares, or 3.3% of the Common Stock, consisting of (i) 165,252 shares owned by Mr. McGowan; (ii) 30,000 shares purchasable pursuant to stock options held by Mr. McGowan; and (iii) 185,343 shares beneficially owned by Granite Partners, L.L.C. as described above.

(b)   The Reporting Person has the sole power to vote and dispose of its shares; Mr. McGowan has the sole power to vote and dispose of 195,252 shares and shared power to vote and to dispose of 185,343 shares (through his interest in  Granite Partners, L.L.C.).

(c)   On July 6, 2005 the Reporting Person distributed 410,410 shares to its members pursuant to an in-kind distribution.  As a result of such distribution, Mr. McGowan individually received 39,430 shares.

(d) The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends from the proceeds from the sale of the shares reported herein.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Granite Partners, L.L.C.

/s/ Eugene E. McGowan
By: Eugene E. McGowan
Its: Managing Member

Dated:	July 8, 2005

Exhibits to Schedule13 D

Exhibit A:  Securities Purchase Agreement between Granite City Food & Brewery Ltd. and Granite Partners, L.L.C. dated September 17, 2004.*

Exhibit B:  Business Promissory Note between Eugene E. McGowan, Donald Dunham, Jr. and CorTrust Bank dated September 15, 2004.*

*Previously filed